January 17, 2018

Ms. Kimberly Browning Senior Counsel Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

Second Nature Series Trust; File Nos. 333-216601, 811-23266

Dear Ms. Browning:

On November 22, 2017, Second Nature Series Trust (the “Registrant” or the “Fund”) filed Pre-Effective Amendment No. 1 to its registration statement (the “Registration Statement”) on Form N-1A/A.  The Registration Statement was filed for the primary purpose of registering shares of the Childhood Essentials Growth Fund.

The Registrant has revised the disclosure in its Prospectus and Statement of Additional Information in response to comments given by you by phone on December 28, 2017, except as indicated below.  Your comments are summarized below.  Following each comment are the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf.  Capitalized terms used but not otherwise defined herein have the meaning ascribed to them in the document to which the applicable comment relates.

Prospectus

General Comments

1.

Comment:  It appears that certain defined terms in the registration statement are not disclosed in a consistent manner.  For example, the definition of “Childhood Essentials” on page 2 of the prospectus differs from the definition of that term on page 4 (i.e., page 2 refers to “raising children,” while page 4 mentions the “care of children”).  The definition of “child” on page 3 is an individual between “birth through college age,” while page 4 includes “young adult” in the definition of “child.”  Please rectify such disclosures accordingly.

Response:  The Registrant intends for “Childhood” to mean the stage of life where an individual is financially dependent on his or her parent(s).   For purposes of health insurance under the Affordable Care Act, the U.S. government has deemed that to be

Philip.Sineneng@ThompsonHine.com F: 614.469.3361 O: 614.469.3217js

Ms. Kimberly Browning

until an individual reaches age 26.  Thus, the terms “college age” and “young adult” and “child” are not mutually exclusive.  The Registrant has amended the disclosures to clarify “Childhood Essentials” as follows:

(on page 2)

“Principal Investment Strategies:  The Fund seeks to achieve its investment objective by investing primarily in domestic common stock of any market capitalization of growth companies that ~~benefit from the spending required to raise children from birth through college age, such as companies in the housing, food, clothing, transportation, childcare, education, entertainment and healthcare sectors~~ are ‘Childhood Essentials.’  ‘Childhood Essentials’ are the companies offering products and services within the industries identified by the U.S. Department of Agriculture’s biennial report ‘Expenditures on Children by Families’ (the ‘USDA Report’), namely, housing, food, transportation, clothing, health care, child care and education, and miscellaneous (personal care, entertainment and reading materials), that consumers purchase to take care of their children from birth to age 26, the age identified by the Affordable Care Act as the age of ‘independence.’  The adviser delegates execution of the Fund’s investment strategy to a sub-adviser.  The sub-adviser selects securities ~~according to a proprietary ranking system of a universe of Childhood Essentials stock that evaluates every stock in four distinct U.S. business cycles.~~  among Childhood Essentials that are part of the Russell 3000 Index and evaluates each security in the four distinct stages of the U.S. business cycle, i.e., economic recovery cycle, mid-economic cycle slowdown, mid-economic cycle acceleration and contraction.  The sub-adviser uses its judgment, based on its expertise, to rank these stocks on specific, quantitative characteristics.  The sub-adviser holds stocks that rank ~~the highest~~  in the 25th percentile or higher of its ranking system for any given stage of the business cycle because they are expected to outperform the broader market during that stage of the business cycle.  ~~The sub-adviser reviews the highest-ranking stocks and selects those companies it believes have business models that are suited to benefit from the expenditures accompanying raising children.~~  The sub-adviser sells securities when they ~~no longer rank highly in its proprietary ranking system~~ fall below the 25th percentile of its ranking system or are no longer ~~a beneficiary of childhood essentials~~ a Childhood Essential, i.e., are no longer companies offering products and services within the industries identified by the USDA Report.”

Ms. Kimberly Browning

(on page 4)

“Principal Investment Strategies:

The Fund seeks to achieve its investment objective by investing primarily in domestic common stock ~~equity securities~~  of any market capitalization of growth companies that ~~benefit from the spending on “Childhood Essentials” required to raise children from birth through college age, i.e., the products and services related to the care of children such as those offered by pharmacies, national superstores, family restaurants, and children’s retail stores~~ are Childhood Essentials, companies offering the products and services within the industries identified in the USDA Report that consumers purchase to take care of their children from birth to age 26, the age of ‘independence’ as deemed by the Affordable Care Act.  These companies are integrated into the daily life of essential, ~~and~~ everyday spending on one’s children under the age of 26 ~~infants, children, and young adults.~~  The Fund defines growth companies as those that are growing rapidly in comparison to other companies in their field or the economy as a whole. ~~that the Sub-Adviser believes have above-average prospects for growth of sales, profit or both.~~  The Adviser delegates execution of the Fund’s investment strategy to the Sub-Adviser.

The Sub-Adviser ~~maintains a proprietary universe of stocks selected from the sectors that it believes benefit the most from the expenditures accompanying raising children~~ monitors earnings data and economic trends of Childhood Essentials on the Russell 3000 Index for each of the following four stages of the business cycle:   economic recovery cycle, mid-economic cycle slowdown, mid-economic cycle acceleration and contraction.  ~~The Sub-Adviser continuously monitors macroeconomic and earnings data to determine the current stage of the U.S. business cycle.  Stages are early recovery, mid cycle slowdown, mid cycle pick-up and contraction.~~  Each stock ~~in the proprietary universe~~ monitored by the Sub-Adviser is ranked in each stage of the business cycle on the following characteristics ~~is ranked on numerous quantitative metrics and given a separate ranking for each stage of the business cycle.  Based on the current stage of the business cycle, the Sub-Adviser review the highest-ranking stocks and selects those companies the Sub-Adviser believes have business models that are suited to benefit from the expenditures accompanying raising children.~~

~~The Sub-Adviser looks for some of the following characteristics in a company~~ :

•

profitability

•

earnings quality

Ms. Kimberly Browning

•

balance sheet quality

•

dividend yield

•

price momentum

•

attractive valuation

Stocks are sold when they no longer rank in the ~~top quartile of the ranking system~~ 25th percentile or higher of the Sub-Adviser’s ranking system ~~or a fundamental change has occurred in a company’s business model rendering it no longer a beneficiary of childhood expenditures~~ or are no longer a Childhood Essential.”

2.

Comment:  Explain why the Fund name is not misleading under Rule 35(d)(1) given that a person who is a “young adult” or “college age” is not a “child.”

Response:  The Registrant respectfully refers to its response to Comment 1.  An individual who is a “young adult” or reaches “college age” does not stop being someone’s “child.”  “Child” is intended to refer to someone under 26 years of age who is financially dependent on his or her parent(s).

3.

Comment:  In order to assist potential investors, please use plain English in place of any technical jargon.  For example, describe “proprietary universe of stocks” on page 4 in plain English and translate “numerous quantitative metrics” on page 5.

Response:  The Registrant has amended its disclosures on pages 4 and 5 to state:

“The Sub-Adviser ~~maintains a proprietary universe of stocks selected from the sectors that it believes benefit the most from the expenditures accompanying raising children~~ monitors earnings data and economic trends of Childhood Essentials on the Russell 3000 Index for each of the following four stages of the business cycle:   economic recovery cycle, mid-economic cycle slowdown, mid-economic cycle acceleration and contraction.  ~~The Sub-Adviser continuously monitors macroeconomic and earnings data to determine the current stage of the U.S. business cycle.  Stages are early recovery, mid cycle slowdown, mid cycle pick-up and contraction.~~  Each stock ~~in the proprietary universe~~ monitored by the Sub-Adviser is ranked in each stage of the business cycle on the following characteristics ~~is ranked on numerous quantitative metrics and given a separate ranking for each stage of the business cycle.  Based on the current stage of the business cycle, the Sub-Adviser review the highest-ranking stocks and selects those companies the~~

Ms. Kimberly Browning

~~Sub-Adviser believes have business models that are suited to benefit from the expenditures accompanying raising children.~~

~~The Sub-Adviser looks for some of the following characteristics in a company~~ :

•

profitability

•

earnings quality

•

balance sheet quality

•

dividend yield

•

price momentum

•

attractive valuation

Stocks are sold when they no longer rank in the ~~top quartile of the ranking system~~ 25th percentile or higher of the Sub-Adviser’s ranking system ~~or a fundamental change has occurred in a company’s business model rendering it no longer a beneficiary of childhood expenditures~~ or are no longer a Childhood Essential.”

4.

Comment:  Remove any open-ended terms from the Registration Statement.  Phrases beginning with “such as” should be replaced with an exhaustive list.

Response:  The Registrant has amended the following disclosures as follows:

(footnote 3, page 1; page 6)

“The Fund’s investment adviser has contractually agreed to waive its fees and reimburse expenses of the Fund, at least until December 31, 2018 to ensure that Total Annual Fund Operating Expenses After Fee Waiver and Reimbursement (exclusive of any taxes, interest, brokerage commissions, dividend expense on securities sold short, acquired fund fees and expenses, ~~or extraordinary expenses such as~~ litigation expenses or reorganization costs) will not exceed 1.75% and 1.50% of average daily next assets attributable to Class A and Class I shares, respectively.”

Ms. Kimberly Browning

(page 2)

“Market Risk:  Overall equity securities market risks affect the value of the Fund.  ~~Factors such as d~~Domestic economic growth and market conditions, interest rate levels, and political events affect the securities markets.”

(page 3)

“Tax Information:  Dividends and capital gain distributions you receive from the Fund, whether you reinvest your distributions in additional Fund shares or receive them in cash, are taxable to you at either ordinary income or capital gains tax rates unless you are investing through ~~a tax-deferred plan such as~~ an IRA or 401(k) plan or other tax-deferred plan.”

(page 5)

“Market Risk:  Overall equity market risk, including volatility, may affect the value of individual instruments in which the Fund invests.  ~~Factors such as d~~Domestic economic growth and market conditions, interest rate levels, and political events affect the securities markets.”

(page 8, second paragraph under the heading “How Shares Are Priced”, penultimate sentence)

“The team may also enlist ~~third party consultants such as~~ a third-party audit firm or financial officer of a security issuer on an as-needed basis to assist in determining a security-specific fair value.”

(page 12, second paragraph, last sentence)

“As required by law, the Fund ~~may employ various procedures, such as comparing~~ compares the information to fraud databases or ~~requesting~~ requests additional information or documentation from you, to ensure that the information supplied by you is correct.”

Ms. Kimberly Browning

Fund Summary

Fees and Expenses of the Fund (page 1)

5.

Comment:   Footnote 2 to the fee table should be revised to indicate that the figures used for Acquired Fund Fees and Expenses are based on estimates for the current fiscal year.

Response:  The Registrant has revised Footnote 2 to state:

“Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies, including exchange traded funds.  The amounts reflected are based on estimated expenses for the current fiscal year.”

6.

Comment:  Please amend Footnote 3 to the fee table to indicate that any recoupment payment is conditioned on an expense ratio, after taking the recoupment into account, that is lower than the lesser of the expense cap in effect at the time of the waiver or the expense cap in effect at the time of the recapture.   See 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73.

Response:  The Registrant has amended the second sentence of Footnote 3 to the fee table as follows:

“These fee waiver and expense reimbursements are subject to possible recoupment from the Fund within three years from the date the adviser waived any payment or reimbursed any expense, if such recoupment can be achieved within the foregoing expense limits after the recoupment is taken into account.”

Principal Investment Strategies (page 2)

7.

Comment:  Please clarify what constitutes a “childhood essential.”  In plain English, provide a complete list of criteria the Registrant uses to determine whether a category is a “childhood essential.”

Response:  The Registrant has amended its disclosure on page 2 to state the following:

“Principal Investment Strategies:  The Fund seeks to achieve its investment objective by investing primarily in domestic common stock of any market capitalization of growth companies that ~~benefit from the spending required to raise children from birth through college age, such as companies in the housing, food, clothing, transportation, childcare, education, entertainment and healthcare sectors~~ are ‘Childhood Essentials.’  ‘Childhood

Ms. Kimberly Browning

Essentials’ are the companies offering products and services within the industries identified by the U.S. Department of Agriculture’s biennial report ‘Expenditures on Children by Families’ (the ‘USDA Report’), namely, housing, food, transportation, clothing, health care, child care and education, and miscellaneous (personal care, entertainment and reading materials), that consumers purchase to take care of their children from birth to age 26, the age identified by the Affordable Care Act as the age of ‘independence.’  The adviser delegates execution of the Fund’s investment strategy to a sub-adviser.  The sub-adviser selects securities ~~according to a proprietary ranking system of a universe of Childhood Essentials stock that evaluates every stock in four distinct U.S. business cycles.~~  among Childhood Essentials that are part of the Russell 3000 Index and evaluates each security in the four distinct stages of the U.S. business cycle, i.e., economic recovery cycle, mid-economic cycle slowdown, mid-economic cycle acceleration and contraction.  The sub-adviser uses its judgment, based on its expertise, to rank these stocks on specific, quantitative characteristics.   The sub-adviser holds stocks that rank ~~the highest~~  in the 25th percentile or higher of its ranking system for any given stage of the business cycle because they are expected to outperform the broader market during that stage of the business cycle.  ~~The sub-adviser reviews the highest-ranking stocks and selects those companies it believes have business models that are suited to benefit from the expenditures accompanying raising children.~~  The sub-adviser sells securities when they ~~no longer rank highly in its proprietary ranking system~~ fall below the 25th percentile of its ranking system or are no longer ~~a beneficiary of childhood essentials~~ a Childhood Essential, i.e., are no longer companies offering products and services within the industries identified by the USDA Report.”

8.

Comment:  The Registrant states that ‘[t]he sub-adviser selects securities according to a proprietary ranking system of a universe of Childhood Essentials stock that evaluates every stock in four distinct U.S. business cycles.”  Please clarify, in plain English, the “universe of Childhood Essentials stock” and the “four distinct U.S. business cycles” in which they are evaluated.

Response:  The Registrant respectfully refers to its response to Comment 7 for its amended disclosures.

9.

Comment:  The Registrant states that “[t]he sub-adviser sells securities when they no longer rank highly in its proprietary ranking system or are no longer a beneficiary of childhood expenditures.”  Please clarify, in plain English, what it means to be a “beneficiary of childhood expenditures” and how the sub-adviser determines when  a security is no longer such a “beneficiary,” i.e., when does a security “no longer rank highly” in its “proprietary ranking system”?

Ms. Kimberly Browning

Response:  The Registrant respectfully refers to its response to Comment 7 for its amended disclosures.  The Sub-Adviser will sell its holdings in a stock that falls below the 25th percentile of its ranking system based on its evaluation of specific characteristics of those stocks.  The Sub-Adviser will also sell holdings in a stock that is within the top quartile if, in the Sub-Adviser’s judgment and opinion, a fundamental change has occurred in the company’s business model such that it no longer belongs to one of the industries identified by the U.S. Department of Agriculture in its biennial report “Expenditures on Children by Families, i.e., is no longer a Childhood Essential.  By way of example, when IBM sold its personal computer business to Lenovo, it stopped manufacturing personal computers.  That was a fundamental business change in IBM’s business model.

10.

Comment:  Conform all Item 9 disclosures so that they are consistent with Item 4 disclosures.

Response:  The Registrant has conformed its Item 9 disclosures to be consistent with its Item 4 disclosures.  The Registrant respectfully refers to its response to Comment 1 for its amended disclosures.

Principal Investment Risks (page 2)

11.

Comment:  Please add disclosure to paragraph describing “Growth Risk” that growth stocks rarely pay dividends.

Response:  The Registrant respectfully declines to add the requested disclosure and notes that many companies that could be considered “growth” companies do pay a dividend.  The Registrant further notes that a majority of the companies that make up the S&P 500 Index, a common benchmark index for growth funds, pay a dividend.

Additional Information About Principal Investment Strategies and Related Risks (page 4)

12.

Comment:  The Registrant has disclosed in Item 9 that it will invest “primarily in domestic equity securities of any market capitalization of growth . . .”  The disclosure should conform to Item 4 and should clearly identify the applicable equity securities.

Response:  The Registrant has amended its disclosure on page 4 as follows:

Ms. Kimberly Browning

“Principal Investment Strategies:

The Fund seeks to achieve its investment objective by investing primarily in domestic common stock ~~equity securities~~  of any market capitalization of growth companies that ~~benefit from the spending on “Childhood Essentials” required to raise children from birth through college age, i.e., the products and services related to the care of children such as those offered by pharmacies, national superstores, family restaurants, and children’s retail stores~~ are Childhood Essentials, companies offering the products and services within the industries identified in the USDA Report that consumers purchase to take care of their children from birth to age 26, the age of ‘independence’ as deemed by the Affordable Care Act.  These companies are integrated into the daily life of essential, ~~and~~ everyday spending on one’s children under the age of 26 ~~infants, children, and young adults.~~  The Fund defines growth companies as those that are growing rapidly in comparison to other companies in their field or the economy as a whole. ~~that the Sub-Adviser believes have above-average prospects for growth of sales, profit or both.~~  The Adviser delegates execution of the Fund’s investment strategy to the Sub-Adviser.”

13.

Comment:  Please state, in plain English, what the Registrant means by “[s]tocks are sold when they no longer rank in the top quartile of the ranking system or a fundamental change has occurred in a company’s business model rendering it no longer a beneficiary of childhood expenditures.”

Response:  The has amended its disclosure on page 4 as follows:

“Stocks are sold when they no longer rank ~~top quartile of the ranking system~~in the 25th percentile or higher of the Sub-Adviser’s ranking system ~~or a fundamental change has occurred in a company’s business model rendering it no longer a beneficiary of childhood expenditures~~ or are no longer a Childhood Essential.”

Redemption in Kind (page 14)

14.

Comment:  Please revise the last sentence to state “A shareholder will be exposed to market risk until these securities are converted to cash and may incur transaction expenses ~~or~~ and taxable capital gains in converting these securities to cash.”

Response:  The Registrant has so amended its disclosure.

Ms. Kimberly Browning

Frequent Purchases and Redemptions of Fund Shares (page 16)

15.

Comment:  Describe with greater specificity the methods used by the Registrant to reduce market timing with respect to frequent purchases and redemptions.  Please note, when a fund’s board has adopted policies and procedures with respect to frequent purchases and redemptions of fund shares, the fund must describe each of those policies, procedures, and restrictions with specificity (e.g., any restrictions on the volume or number, any exchange fee or redemption, any minimum holding period, any restrictions imposed on exchange or purchases submitted by, among other things, overnight delivery, and any right of the fund to reject, limit, delay or impose other conditions on exchanges or purchases).  See Item 11(e) of Form N-1A.  Please revise the disclosure in this section to describe the Fund’s policies and procedures with such specificity.

Response:  The Registrant has amended its disclosure on page 16 of the Prospectus as follows:

“The Fund discourages and does not accommodate market timing. Frequent trading into and out of the Fund can harm all Fund shareholders by disrupting the Fund's investment strategies, increasing Fund expenses, decreasing tax efficiency and diluting the value of shares held by long-term shareholders. The Fund is designed for long-term investors and is not intended for market timing or other disruptive trading activities. Accordingly, the Trust's Board has approved policies that seek to curb these disruptive activities while recognizing that shareholders may have a legitimate need to adjust their Fund investments as their financial needs or circumstances change. The Fund ~~currently~~ uses the following ~~several~~ methods to reduce the risk of market timing:

•

Committing staff to review, on a continuing basis, recent activity in order to identify trading activity that may be contrary to the Funds’ Market Timing Policy;

•

Assigning a staff person from the Administrator to enter all shareholder transactions manually to become familiar with all direct shareholders; and

•

Assessing a 1.00% redemption fee for shares sold less than 30 days after purchase.

 ~~These methods commit staff to review, on a continuing basis, recent trading activity in order to identify trading activity that may be contrary to the Fund's Market Timing Trading Policy.  The Fund's administrator assigns a staff person to the Fund who enters all shareholder transactions manually and becomes familiar with the direct shareholders.~~

Ms. Kimberly Browning

 ~~The Fund's administrator can therefore easily identify transactions that violate the Fund's Market Timing Trading Policy.~~  By familiarizing himself or herself with the direct shareholders and their trading behavior, the staff person will be able to detect any errant activity.  Though these methods involve judgments that are inherently subjective and involve some selectivity in their application, the Fund seeks to make judgments and applications that are consistent with the interests of the Fund's shareholders.

Based on the frequency of redemptions in your account, the Adviser or transfer agent may in its sole discretion determine that your trading activity is detrimental to the Fund as described in the Fund's Market Timing Trading Policy and elect to reject or limit the amount, number, frequency or method for requesting future purchases or exchanges into the Fund.

The Fund reserves the right to reject or restrict purchase requests for any reason, particularly when the shareholder's trading activity suggests that the shareholder may be engaged in market timing or other disruptive trading activities. Neither the Fund nor the Adviser will be liable for any losses resulting from rejected purchase orders. The Adviser may also bar an investor who has violated these policies (and the investor's financial advisor) from opening new accounts with the Fund.”

16.

Comment:  In the penultimate sentence of the first paragraph under the heading, the Registrant states that “[t]he Fund’s administrator can therefore easily identify transactions that violate the Fund’s Market Timing Trading Policy.”  (Emphasis added).  Please explain how the administrator is able to do so.

Response:  The Registrant believes that market timing or disruptive trading activities will be easily detected because all transactions will be entered manually by a staff person from the Administrator.  That staff person will become familiar with the identities of the direct shareholders and will be familiar with each shareholders’ normal trading behavior.  When a direct shareholder’s trading activity becomes errant, the staff person will be able to see that immediately.  For these reasons, the Registrant has amended its disclosures on page 16 to state as follows:

“~~The Fund's administrator assigns a staff person to the Fund who enters all shareholder transactions manually and becomes familiar with the direct shareholders.  The Fund's administrator can therefore easily identify transactions that violate the Fund's Market Timing Trading Policy.~~  By familiarizing himself or herself with the direct shareholders and their trading behavior, the staff person will be able to detect any errant activity.  Though these methods involve judgments that are inherently subjective and involve some selectivity in their application, the Fund seeks to make judgments and applications that are consistent with the interests of the Fund's shareholders.”

Ms. Kimberly Browning

Distribution of Shares (pages 17-18)

17.

Comment:  To the extent the Registrant has any agreements with intermediaries, those agreements need to be identified in Item 12.

Response:  The Registrant has no current agreements with intermediaries.  The Registrant will update its disclosure should that change.

18.

Comment:  Please address Item 12(a)(5).  If the Fund has no website, then the Registrant should state so.

Response:  The Registrant has added the following disclosure on page 18 of the Prospectus:

“Fund’s Website:  The Fund’s website, http://www.childhoodessentialsgrowthfund.com,  contains the  information disclosed above.”

Statement of Additional Information

Fundamental Investment Restrictions (page 21)

19.

Comment:  Page 1 of the SAI indicates that the Fund is a diversified series of the Trust.  Please conform the Fund’s diversification policy to the language used in Section 5(b)(1) of the ICA.

Response:  The Registrant has amended its disclosure on page 1 of the SAI  to state:

“The Childhood Essentials Growth Fund (the ‘Fund’) is a diversified ~~series~~ company of Second Nature Series Trust, a Delaware statutory trust organized on February 23, 2017 (the ‘Trust’).”

Policies and Procedures for Disclosure of Portfolio Holdings (pages 23-24)

20.

Comment:  In the fifth paragraph, please specify the manner in which the Board of Trustees exercises oversight over the Chief Compliance Officer.

Response:  The Registrant has amended its disclosure to state:

“Under limited circumstances, as described below, the Fund’s portfolio holdings may be disclosed to certain third parties in advance of their filing with the Securities and

Ms. Kimberly Browning

Exchange Commission on Form N-CSR or Form N-Q.  In each case, the Chief Compliance Officer will have determined that such advance disclosure is supported by a legitimate business purpose and that the recipient is subject to a duty to keep the information confidential and is prohibited from trading on material non-public information.  The Board exercises oversight over the Chief Compliance Officer through the following means:  (1) meeting with the Chief Compliance Officer quarterly to receive and review the Chief Compliance Officer’s quarterly report, (2) having the Independent Trustees separately meet with Chief Compliance Officer at least annually, (3) conducting an annual assessment of the Chief Compliance Officer, and (4) providing oral feedback to the Chief Compliance Officer on his planned activities for the year, ongoing education, and his annual written report.”

21.

Comment:  Please clarify that the disclosure of “Approved Recipients” on page 25 is a reference to the entities listed on page 25.

Response:  The Registrant has amended its disclosure on page 25 to state:

“The Trust’s Chief Compliance Officer is the person responsible, and whose prior approval is required, for any disclosure of the Fund’s portfolio securities at any time or to any persons other than the “Approved Recipients” described above.”

Investment Adviser and Advisory Agreement (page 31)

22.

Comment:  Please confirm that, at the date of effectiveness, no advisory fees will have been paid to the adviser.

Response:  The Registrant so confirms.

Investment Sub-Adviser and Sub-Advisory Agreement (page 33)

23.

Comment:  Item 19(a)(3) of Form N-1A requires disclosure of the method of calculating the advisory fee payable by the Fund.  Please note that the staff considers sub-advisory fees to be payable by the Fund, regardless of whether the sub-adviser is paid by the Fund or the primary Adviser.  In this regard, please be aware that General Instruction A to Form N-1A states that terms used in the form have the same meaning as in the Act.  “Investment Adviser” is defined in Section 2(a)(20) of the Act and the definition encompasses sub-advisers.  Please revise the disclosure to reflect that the assets of the Fund are used to pay the sub-adviser.

Response:  The Registrant has amended its disclosure to state:

Ms. Kimberly Browning

“Pursuant to the sub-advisory agreement between the Adviser and the Sub-Adviser, the Adviser has appointed the Sub-Adviser to act as investment Sub-Adviser and to assist in the management of the Fund's assets, subject to the supervision and discretion of the Adviser and the authority of the Board of Trustees.  The sub-advisory fee is paid by the Adviser, not the Fund, from the assets of the Fund.   The Sub-Adviser has agreed to waive all fees until the Adviser operates at a net profit.  At that time, the Adviser will pay the Sub-Adviser an annual fee of 0.50% on the first $100,000,000 of the Fund's average daily net assets, 0.40% on the Fund's average daily net assets between $100,000,000.01-$250,000,000, and 0.30% on the Fund's average daily net assets over $250,000,000.”

Part C

Signature Page

24.

Comment:  Please note the signature requirements of section 6(a) of the Securities Act of 1933 (the “Securities Act”) require that the registration statement also be signed by its principal accounting officer or comptroller.

Response:   The Registrant will submit an amended Signature Page with Pre-Effective Amendment No. 2 to the Registration Statement.

Exhibits

25.

Comment:  The Powers of Attorney are overly broad.  Please provide new Powers of Attorney that specifically identify the Registration Statement and name of the Fund.  See No Action Letter to Al-lied Corporation (Aug. 20, 1982)

Response:  The Registrant states that Pre-Effective Amendment No. 2 will be signed by each Trustee.

26.

Comment:  Counsel’s Legal Opinion needs to address the basis for its expertise to provide a legal opinion and to provide its jurisdictional qualifications to opine on Delaware law.

Response:  An amended Legal Opinion will be provided with Pre-Effective Amendment No. 2 to the  Registration Statement.

Ms. Kimberly Browning

Response Letter to April 7, 2017 Comments

27.

Comment:  The Registrant stated in response to Comment 15 that it did not identify specific industries or sectors that would be a “consistent investment” because as the relative value of stocks change, the composition of the Fund’s portfolio may change.  Please clarify the meaning of “consistent investment” and consider whether Item 4 and 9 disclosures need to be revised.

Response:  The Registrant amends its response to Comment 15 to state that it has not identified specific industries or sectors that would be a continuous investment because as the relative value of stocks change, the composition of the Fund’s portfolio may change.

Please contact JoAnn M. Strasser at (614) 469-3265 or me at (614) 469-3217 if you have any questions or further comments.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc:  JoAnn M. Strasser, Esq.